Exhibit 99.1

Aladdin Knowledge Systems
PRESS RELEASE

Press Contact:	Investor Relations Contact:
Matthew Zintel	Mark Jones
Zintel Public Relations	Global Consulting Group
matthew@zintelpr.com	mjones@hfgcg.com
310.574.8888	646.284.9414

FOR IMMEDIATE RELEASE

Aladdin Knowledge Systems Reports Second Quarter
2006 Financial Results

Revenues of $20.9 Million
GAAP Net Income of $3.3 Million or $0.22 Per Diluted Share
Non-GAAP Net Income of $3.9 Million or $0.26 Per Diluted Share

CHICAGO and TEL AVIV, ISRAEL, July 24, 2006 – Aladdin Knowledge Systems (NASDAQ: ALDN), the leader in Software DRM, identity management and content security solutions, today announced financial results for the second quarter of fiscal year 2006 ended June 30, 2006.

Revenues for the second quarter of 2006 were $20.9 million, an increase of 4 percent from $20.1 million for the same period in 2005. Software DRM revenues for the second quarter were $14.6 million, an increase of 4 percent from $14.1 million in the same period in 2005. Enterprise Security revenues for the second quarter of 2006 were $6.2 million, a 4 percent increase from $6.0 million recorded in the same period in 2005. Revenues for the first six months of 2006 were $43.7 million, an increase of 8 percent from the $40.4 million recorded in the first half of 2005.

Net income in accordance with Generally Accepted Accounting Principles (GAAP) for the second quarter of 2006 was $3.3 million or $0.23 per basic share and $0.22 per diluted share as compared with GAAP net income of $3.6 million or $0.25 per basic share and $0.24 per diluted share for the second quarter of 2005. For the first six months of 2006, GAAP net income was $7.1 million or $0.49 per basic share and $0.47 per diluted share, as compared with net income of $4.8 million, or $0.36 per basic share and $0.34 per diluted share for the first six months of 2005.

Non-GAAP net income for the second quarter of 2006, excluding stock-based compensation expense related to the Company’s adoption of Financial Accounting Standards No. 123R of $0.6 million, was $3.9 million, or $0.27 per basic share and $0.26 per diluted share (Refer to the “Use of Non-GAAP Measures” section and accompanying financial table for reconciliation of GAAP financial information to Non-GAAP). For the first six months of 2006, non-GAAP net income was $8.2 million or $0.57 per basic share and $0.54 per diluted share, excluding stock-based compensation expense of $1.1 million.

Yanki Margalit, Chairman and CEO of Aladdin Knowledge Systems said, “While we believe that the global IT security market drivers for Aladdin’s leading edge security solutions remain solid, we are disappointed with our second quarter revenue performance. Although we are satisfied with the year-over-year sales growth in Europe and in the rest of the world, revenues generated within the U.S. and Japanese markets were lower than originally anticipated. As we take steps to address our sales structure, our overall focus on financial efficiency remains strong. We recorded second quarter 2006 profitability and gross margin results in line with our original range of expectations. In order to increase the effectiveness of our sales and distribution channels we are restructuring our global sales and marketing organization. This effort is being headed by Ms. Elinor Nissensohn, our recently appointed Global Vice President of Sales and Marketing.”

Cash, cash equivalents and marketable securities totaled $82.2 million at June 30, 2006, up approximately $5.0 million from $77.2 million reported at the end of 2005, with no outstanding debt. The increase was primarily attributable to positive cash flow from operations during the first half of 2006 of $4.7 million.

Quarterly Highlights

—	Quarterly revenues of $20.9 million

—	Non-GAAP net income of $3.9 million, excluding stock-based compensation expense of $0.6 million

—	Signed significant deal for distribution of eToken and HASP in China with Wicresoft, a joint venture between Microsoft Corporation and the Shanghai Municipal Government

—	Signed a distribution agreement with General Electric’s Access Distribution subsidiary to distribute Aladdin’s enterprise security solutions to authorized value-added resellers in the U.S. and Canada

—	Granted a U.S. patent covering “sandbox” technology used by the eSafe content security solution to protect against dangerous Internet-borne threats such as spyware, Trojans and exploits

—	Granted a U.S. patent covering proactive protection against malicious code, such as viruses and spyware, through emulation – one of the most powerful methods for identifying malicious activity

—	Appointed Mr. Tsion Gonen as Vice President of the eSafe Business Unit and Ms. Elinor Nissensohn as Global Vice President of Sales and Marketing

For further information on product highlights, please refer to the press room on the Company’s Web site which can be found at http://www.Aladdin.com/about/pressroom.asp.

Future Business Outlook

Aladdin continues to provide a business outlook on a quarterly basis. The Company undertakes no obligation to update its estimates. Based on current business activities and general economic conditions, Aladdin’s management believes revenues for the third quarter of fiscal 2006 will be in the range of $20.5 million to $22.7 million. Non-GAAP diluted earnings per share for the third quarter of 2006 are expected to be in the range of $0.22 to $0.27, excluding the impact of stock-based compensation expense which is anticipated to be approximately $0.04 per diluted share. GAAP diluted earnings per share for the third quarter of 2006 are expected to be in the range of $0.18 to $0.23.

Use of Non-GAAP Measures

This press release provides financial measures for net income, basic and diluted earnings per share that exclude stock-based compensation expense and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance that enhances management’s and investors’ ability to evaluate the Company’s net income and earnings per share and to compare it with historical net income and earnings per share prior to the adoption of FAS 123R by the Company effective January 1, 2006.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it important to make these non-GAAP adjustments available to investors.

Earnings Teleconference

The Company will hold a teleconference today, July 24th, at 9:00 a.m. EDT to discuss the quarterly results. To participate in the call, please dial (800) 399-0427 in North America, or +1 (706) 643-1624 internationally, approximately five minutes prior to the scheduled call start time. The call is being simultaneously Web cast and can be accessed on the Aladdin Web site at www.Aladdin.com/investor. Please visit the Web site at least 15 minutes prior to the scheduled call time to register for the Web cast and download any necessary audio software.

A replay of the call can also be accessed via telephone from 12:00 p.m. EDT on July 24th through 11:59 p.m. on July 31st by calling (800) 642-1687 in North America, or +1 (706) 645-9291 internationally, and entering the following access code: 2500810. A Web cast replay of the call will also be made and can be accessed on the Aladdin Web site at www.Aladdin.com/investor.

About Aladdin Knowledge Systems

Aladdin (NASDAQ: ALDN) is a global provider of security solutions that reduce software theft, authenticate network users and protect against unwanted Internet and e-mail content, including spam and viruses. Its security products are organized into two segments: Software Digital Rights Management (DRM) and Enterprise Security. Aladdin’s Software DRM products allow software publishers to limit revenue loss from software theft and piracy. Its Enterprise Security solutions enable organizations to secure their information technology assets by controlling who has access to their networks (authentication) and what content their users can utilize (content security). Visit the Aladdin Web site at www.Aladdin.com.

Safe Harbor Statement

Certain information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, the loss of market share, changes in the competitive landscape and other factors over which the company has little or no control.

(Tables Follow)

Aladdin Knowledge Systems Ltd.
Condensed Consolidated Statements of Operations
(U.S. dollars, in thousands – except for per-share amount)
(Unaudited)

	Three month period ended June 30,		Six month period ended June 30,
	2006	2005	2006	2005

Revenues:
Software Security (DRM)	14,611	14,073	30,720	28,466
Enterprise Security	6,242	5,985	13,010	11,928

Total Revenues	20,853	20,058	43,730	40,394

Cost of revenues	4,426	3,704	9,453	8,069

Gross profit	16,427	16,354	34,277	32,325

Research & development	3,329	2,877	7,091	5,780
Selling & marketing	7,199	7,263	14,170	13,728
General & administrative	3,002	2,639	6,256	5,677
One time lawsuit charge	-	-	-	2,000

Total operating expenses	13,530	12,779	27,517	27,185

Operating income	2,897	3,575	6,760	5,140
Financial income, net	865	367	1,510	83
Other income (expenses)	187	(10)	196	8

Income before taxes	3,949	3,932	8,466	5,231

Taxes on income	615	338	1,344	407

Net Income	3,334	3,594	7,122	4,824

Basic earnings per share	0.23	0.25	0.49	0.36

Diluted earnings per share	0.22	0.24	0.47	0.34

Weighted average number of shares
outstanding for Basic earnings per
share	14,561	14,368	14,531	13,380

Weighted average number of shares
outstanding for Diluted earnings per
share	15,209	15,095	15,218	14,126

Aladdin Knowledge Systems Ltd.
Condensed Consolidated Balance Sheets
(U.S. dollars, in thousands)
(Unaudited)

	June 30, 2006	December 31, 2005

Assets

Current assets:
Cash & cash equivalents	34,858	28,426
Marketable securities	47,293	48,815
Trade receivables, net of allowance for doubtful accounts	15,730	13,957
Other accounts receivable	7,285	4,676
Inventories	8,314	6,998

Total current assets	113,480	102,872

Severance pay fund	2,473	2,455

Fixed assets, net	3,806	3,081

Other long-term assets, net	16,243	17,470

Total Assets	136,002	125,878

Liabilities and Shareholders' Equity

Current liabilities:
Trade payables	5,189	4,454
Deferred revenues	6,047	5,645
Other current liabilities	7,734	7,799

Total current liabilities	18,970	17,898

Accrued severance pay	3,277	3,243

Shareholders' Equity	113,755	104,737

Total Liabilities and Shareholders' Equity	136,002	125,878

Aladdin Knowledge Systems Ltd.
Condensed Consolidated Statement of Cash Flows
(U.S. dollars, in thousands)
(Unaudited)

	Three month period ended June 30,		Six month period ended June 30,
	2006	2005	2006	2005

Cash flow from operating activities:

Net income	3,334	3,594	7,122	4,824
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	491	477	1,175	932
Decrease (increase) in trade and other
receivables, net	(1,388)	1,157	(3,236)	259
Decrease (increase) in inventory	111	89	(1,222)	(1,010)
Increase (decrease) in trade payables and
accrued liabilities	(1,080)	(3,896)	90	1,267
Other adjustments	(332)	251	782	71

Net cash provided by operating activities	1,136	1,672	4,711	6,343

Cash flow from investing activities:

Purchase of property and equipment	(1,116)	(638)	(1,596)	(1,345)
Investment in available-for-sale marketable
securities	-	-	-	(29,000)
Proceeds from sales of available-for-sale
marketable securities	1,486	3,654	1,486	3,654
Investment in other companies	(429)	(424)	(429)	(424)
Proceeds from return on investment in other
companies	1,724	910	1,724	910

Net cash provided by (used in) investing
activities	1,665	3,502	1,185	(26,205)

Cash flow from financing activities:

Proceeds from exercise of options	71	81	406	122
Proceeds from issuance of shares, net of
issuance costs	-	(1,369)	-	38,780

Net cash provided by financing activities	71	(1,288)	406	38,902

Effect of exchange rate on cash and cash
equivalents	17	(185)	130	(203)

Increase in cash and cash equivalents	2,889	3,701	6,432	18,837

Cash and cash equivalents at the beginning of
the period	31,969	32,449	28,426	17,313

Cash and cash equivalents at the end of the
period	34,858	36,150	34,858	36,150

Aladdin Knowledge Systems Ltd.
Supplementary Financial Information
Reconciliation of GAAP Financial Information to Non-GAAP
(U.S. dollars, in thousands – except for per-share amount)
(Unaudited)

	Three month period ended June 30,
	GAAP 2006	SFAS 123R Adjustment	Non-GAAP 2006	GAAP 2005

Revenues:
Software Security (DRM)	14,611		14,611	14,073
Enterprise Security	6,242		6,242	5,985

Total Revenues	20,853		20,853	20,058

Cost of revenues	4,426		4,426	3,704

Gross profit	16,427		16,427	16,354

Research & development	3,329	164	3,165	2,877
Selling & marketing	7,199	180	7,019	7,263
General & administrative	3,002	227	2,775	2,639
One time lawsuit charge	-		-	-

Total operating expenses	13,530	571	12,959	12,779

Operating income	2,897		3,468	3,575
Financial income, net	865		865	367
Other income (expenses)	187		187	(10)

Income before taxes	3,949		4,520	3,932

Taxes on income	615		615	338

Net income	3,334	571	3,905	3,594

Basic earnings per share	0.23		0.27	0.25

Diluted earnings per share	0.22		0.26	0.24

Weighted average number of shares
outstanding for Basic earnings per share	14,561		14,561	14,368

Weighted average number of shares
outstanding for Diluted earnings per
share	15,209		15,209	15,095

Aladdin Knowledge Systems Ltd.
Supplementary Financial Information
Reconciliation of GAAP Financial Information to Non-GAAP
(U.S. dollars, in thousands – except for per-share amount)
(Unaudited)

	Six month period ended June 30,
	GAAP 2006	SFAS 123R Adjustment	Non-GAAP 2006	GAAP 2005

Revenues:
Software Security (DRM)	30,720		30,720	28,466
Enterprise Security	13,010		13,010	11,928

Total Revenues	43,730		43,730	40,394

Cost of sales	9,453		9,453	8,069

Gross profit	34,277		34,277	32,325

Research & development	7,091	308	6,783	5,780
Selling & marketing	14,170	357	13,813	13,728
General & administrative	6,256	436	5,820	5,677
One time lawsuit charge	-		-	2,000

Total operating expenses	27,517	1,101	26,416	27,185

Operating income	6,760		7,861	5,140
Financial income, net	1,510		1,510	83
Other income	196		196	8

Income before taxes	8,466		9,567	5,231

Taxes on income	1,344		1,344	407

Net income	7,122	1,101	8,223	4,824

Basic earnings per share	0.49		0.57	0.36

Diluted earnings per share	0.47		0.54	0.34

Weighted average number of shares
outstanding for Basic earnings per share	14,531		14,531	13,380

Weighted average number of shares
outstanding for Diluted earnings per
share	15,218		15,218	14,126